Exhibit 12

MARRIOTT INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ in millions, except ratio)

	Fiscal year
	2003	2002	2001	2000	1999
Income from continuing operations before minority interest expense and income taxes (1)	$488	$471	$421	$771	$634
Loss related to equity method investees	7	6	14	6	6

	495	477	435	777	640
Add/(deduct):
Fixed charges	186	180	220	198	135
Interest capitalized	(25)	(43)	(61)	(52)	(33)
Distributed income of equity method investees	30	27	4	2	2
Minority interest in pre-tax loss	39	—	—	—	—

Earnings available for fixed charges	$725	$641	$598	$925	$744

Fixed charges:
Interest expensed and capitalized (2)	$135	$129	$170	$152	$94
Estimate of interest within rent expense	51	51	50	46	41

Total fixed charges	$186	$180	$220	$198	$135

Ratio of earnings to fixed charges	3.9	3.6	2.7	4.7	5.5

(1)	Reflected in income from continuing operations before income taxes are the following items associated with the synthetic fuel operation: a loss of $104 million and equity in earnings of $10 million for the year ended January 2, 2004; and a loss of
$134 million for the year ended January 3, 2003.

(2)	“Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.

Exhibit 12

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